

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 24, 2006

VIA U.S. MAIL AND FAX (888) 569-4927
Mr. Paul Saleh
Chief Financial Officer
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia   20191

> **Re: Sprint Nextel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 1-04721**

Dear Mr. Saleh:

        We have reviewed your supplemental response letter dated May 9, 2006 as well as your filings and have the following comments. As noted in our comment letter dated April 27, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations
Future Contractual Obligations, page 67

1. We note your response to our prior comment 2. Purchase obligations as defined in Item 303(a)(5)(ii)(d) of Regulation S-K constitute "an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. " The tabular presentation is not limited to noncancellable commitments only. The instructions do not require the discussion already contained in the footnotes to be repeated herein but do require purchase commitments to be included in the tabular disclosure to provide your investors insight on your liquidity requirements. Please revise in future filings.

Form 10-Q for the quarter ended March 31, 2006

2. Please provide condensed consolidating financial information as required under Rule 3-10(c) or (d) as applicable. In this regard, we refer to your Form 10-K/A.

Part II – Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
    Issuer Purchases of Equity Securities, page 55

3. Per your disclosure, you acquired equity securities totaling 4.7 million shares at average prices ranging between $ 23 and $ 24 per share. Tell us how you accounted for these transactions in the financial statements, specifically the consolidated statements of cash flows.

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Please respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.
.

Sincerely,

Larry Spirgel
Assistant Director